

August 26, 2008

Via U.S. Mail

Mr. Ahmed Hussein
630 Fifth Avenue, Suite 2258
New York, NY 10111-0100

RE: Quality Systems, Inc.
Definitive Additional Soliciting Materials
Filed August 22 and 25, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.
File No. 001-12537

Dear Mr. Hussein:

We have reviewed the above-referenced filings and have the following comment.

General

1.   We note that the definitive additional soliciting materials you filed on August 22, 2008, include a letter to shareholders from Mr. Hussein dated August 21, 2008. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A no later than the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding, and in this regard, advise when Mr. Hussein's letter dated August 21, 2008, was first sent to shareholders.

2.   Refer to comment 2 from our letter of August 4, 2008. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note the following as examples:

   •   the references to Mr. Razin as a chairman who acts as a "dictator" and a "total dictator," in Mr. Hussein's August 21 letter and the letter to shareholders from Mr. Fawzy dated August 24, 2008, respectively, and

   •   the assertion that the company violated its bylaws by having Mr. Razin chair the independent directors' committee since 2006 and by permitting Mr. Razin to vote in early 2007 on executive compensation that had not been recommended by the standing compensation committee, in Mr. Hussein's August 21 letter.

Please provide factual support for each of the foregoing. Alternatively, confirm that you will refrain from making similar statements in future solicitation materials.

*   *   *   *

Please direct any questions to Katherine Wray at (202) 551-3483 or, in her absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile
        Mary Ann Frantz, Esq.
        Miller Nash LLP
        Facsimile: (503) 224-0155